SEC  FILE NUMBER
814-00735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kohlberg Capital Corporation
Full Name of Registrant

Former Name if Applicable

295 Madison Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Current Report on Form 8-K filed on January 19, 2010, on January 12, 2010, Kohlberg Capital Corporation (the “Company”) dismissed Deloitte & Touche LLP (“Deloitte”) as its registered public accounting firm. Deloitte and the Company had previously disagreed with respect to the appropriateness of the methodology and procedures used by the Company under Accounting Standards Codification 820, formerly Statement of Financial Accounting Standards No. 157-Fair Value Measurements (“SFAS 157”), to value the Company’s investments as of each of the fiscal year ended December 31, 2008 and the interim periods ended March 31, 2009 and June 30, 2009.

As disclosed in a Current Report on Form 8-K filed on January 29, 2010, on January 27, 2010, the Company engaged Grant Thornton LLP (“Grant Thornton”) as its independent registered public accounting firm.  Grant Thornton is currently in the process of auditing the Company’s financial statements for the fiscal years ended December 31, 2008 and December 31, 2009 and reviewing the Company’s interim financial statements for the interim periods ended March 31, 2009, June 30, 2009 and September 30, 2009 (collectively, the “Financial Statements”).  Following the completion of the audits and reviews by Grant Thornton of the Financial Statements, the Company will promptly make all necessary filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2009.  The delay in filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 could not be eliminated without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael I. Wirth	(212)	455-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☐ No ☒

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 has not been filed.  Such Quarterly Report will be filed as soon as practicable following completion of the review by Grant Thornton of the financial statements to be included therein.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III above, the Company is currently unable to quantify the change in results of operations from fiscal year 2008 to fiscal year 2009 or determine whether any such change will be significant.

Kohlberg Capital Corporation
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Michael I. Wirth
Date	March 17, 2010	By	/s/ Michael I. Wirth